UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

NORTHERN OIL AND GAS, INC. (Name of Issuer)
Common Stock (Title of Class of Securities)
665531 109 (CUSIP Number)
James R. Sankovitz
Adams, Monahan & Sankovitz, LLP
701 Xenia Avenue South, Suite 130
Minneapolis, Minnesota 55416
(763) 746-3490
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 26, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 665531 109

1.	Names of Reporting Persons. Michael L. Reger I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,442,913(1)

	8.	Shared Voting Power 1,000

	9.	Sole Dispositive Power 4,442,913(1)

	10.	Shared Dispositive Power 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,442,913(1)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 15.40%(2)

14.	Type of Reporting Person IN

1. Reflects (a) the reporting person's acquisition of 500,000 shares of common stock upon exercise of a nonqualified stock option pursuant to Rule 16b-3 and (b) the reporting person's surrender of 76,087 shares of common stock in consideration for the exercise price of nonqualified stock options exercised pursuant to Rule 16b-3.

2. Percentage of beneficial ownership is calculated under applicable SEC regulations based upon 28,850,952 shares of common stock outstanding as of December 28, 2007.
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Item 1. Security and Issuer

         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock, par value $0.0001 per share ("Common Stock") of the Issuer filed by Michael L. Reger (the "reporting person") with the Securities and Exchange Commission on May 4, 2007 (the "Initial Schedule 13D").

This Amendment is being made to disclose (a) the reporting person's acquisition of 500,000 shares of common stock upon exercise of a nonqualified stock option pursuant to Rule 16b-3 and (b) the reporting person's surrender of 76,087 shares of common stock in consideration for the exercise price of nonqualified stock options exercised pursuant to Rule 16b-3. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the reporting person in the Initial Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration:

         On December 26, 2007, the reporting person acquired 500,000 shares of Common Stock upon exercise of a nonqualified stock option agreement granted under the Northern Oil and Gas, Inc. Incentive Stock Option Plan in compliance with Rule 16b-3. The per share exercise price of such stock option was $1.05 and the aggregate exercise price of such stock option was $525,000. In consideration for the exercise price of the stock option, the reporting person surrendered 76,087 shares of Common Stock beneficially owned by the reporting person prior to such option exercise. The shares surrendered were valued at $6.90 per share ($525,000 in the aggregate) using the closing price of Common Stock on Monday December 24, 2007-the last trading day immediately preceding the exercise date of such stock options. The issuer's Compensation Committee approved the stock option exercise in accordance with the foregoing terms.

Item 4. Purpose of Transaction

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

The following table sets forth the aggregate number and percentage of shares of the Company's common stock beneficially owned by the reporting person herein:

Reporting person: Michael L. Reger
Shares Beneficially Owned(1): 4,443,913
Percentage(2): 15.40%

(1) Consists of 4,442,913 shares of common stock held by Mr. Reger and 1,000 shares owned by his spouse, Brittany Anthone. The information required by Item 2 with respect to the reporting person's spouse is the same as for the reporting person.
(2) Percentage of beneficial ownership is calculated under applicable SEC regulations based upon 28,850,952 shares of common stock outstanding as of December 28, 2007

(b)

For the reporting person under paragraph (a), the following table sets forth the number of shares of the Issuer's common stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition.

Reporting person: Michael L. Reger
Sole Power to Vote: 4,442,913
Shared Power to Vote: 1,000
Sole Power of Disposition: 4,442,913
Shared Power of Disposition: 1,000

(c)

On December 26, 2007, the reporting person acquired 500,000 shares of Common Stock upon exercise of a nonqualified stock option agreement granted under the Northern Oil and Gas, Inc. Incentive Stock Option Plan in compliance with Rule 16b-3. The per share exercise price of such stock option was $1.05 and the aggregate exercise price of such stock option was $525,000. In consideration for the exercise price of the stock option, the reporting person surrendered 76,087 shares of Common Stock beneficially owned by the reporting person prior to such option exercise. The shares surrendered were valued at $6.90 per share ($525,000 in the aggregate) using the closing price of Common Stock on Monday, December 24, 2007-the last trading day immediately preceding the exercise date of such stock options. The issuer's Compensation Committee approved the stock option exercise in accordance with the foregoing terms.

On December 28, 2007, the reporting person sold 50,000 shares of Common Stock at a price of $6.20 per share in a transaction effected through a registered broker-dealer. The shares sold by the reporting person were acquired upon exercise of the nonqualified stock option agreement described above.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2007
By:	/s/ Michael L. Reger Michael L. Reger
Title:	Chief Executive Officer

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